Exhibit 99


For immediate release


                  IMI ANNOUNCES NOMINATION OF RON HENRIKSEN TO

                               BOARD OF DIRECTORS

Toronto, Ontario (April 13, 2004) --- IMI International Medical Innovations Inc. (TSX: IMI, Amex: IME) today announced that Ron Henriksen has agreed to join the company's Board of Directors, pending shareholder approval at the upcoming annual shareholders meeting to be held on June 16, 2004. In the interim, IMI has engaged Mr. Henriksen as a business consultant.

"IMI is already benefiting from Ron's wealth of industry knowledge and international perspective. He has proven expertise in the U.S. and global marketplaces, having completed more than 65 licensing, research collaboration and acquisition agreements with a variety of partners," said Dr. Brent Norton, President and Chief Executive Officer. "Ron's guidance and counsel will certainly be invaluable as we continue to establish IMI as a leader in the field of predictive medicine."

Mr. Henriksen brings more than 30 years of experience in the healthcare field, working in the pharmaceutical, biotechnology, consulting and venture capital industries. He is currently Chief Investment Officer of Indianapolis-based Twilight Ventures, LLC, which is a venture capital firm investing exclusively in life science companies. Prior to joining Twilight Ventures, he was President of ARTI (Indiana University's Advanced Research & Technology Institute) from 1998 until 2002. Mr. Henriksen served Eli Lilly and Company (NYSE: LLY) for more than two decades in a variety of senior managerial and executive positions in business development, marketing and finance, where he worked closely with outside biotechnology, medical device and diagnostic companies.

In addition, Mr. Henriksen has acted as a consultant to several medical device and biotechnology companies, providing breadth and depth of expertise in business development, financing and general management. In October 1993, BioPeople Magazine selected him as the "number one business development executive in the world".

"IMI is an innovative and growing company with a novel approach to identifying better predictors of cardiovascular disease and cancer," said Mr. Henriksen. "I look forward to working with the IMI team as the company brings its unique predictive medicine products to market."

Mr. Henriksen currently serves on the board of directors of QLT, Inc. (TSX: QLT;
NASDAQ: QLTI), MacroPore Biosurgery, Inc. (XETRA: XMP), TGN Biotech Inc., CyberLearning Labs, Inc. and BioStorage Technologies. He received a Bachelor of Science degree in Industrial Administration at Iowa State University and a Master of Business Administration (with distinction) degree from the Harvard Business School.


About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at

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McMaster University in Hamilton, Ontario. For further information, please visit the company's website at www.imimedical.com.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other regulatory filings.

                                      # # #

For more information, please contact:
Sarah Borg-Olivier
Director, Communications
T:  (416) 222-3449
sbolivier@imimedical.com


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